January 22, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Sonia Gupta Barros

Re:	Global Income Trust, Inc. (the “Company”)

Form 10-K for fiscal year ended December 31, 2011 (“Form 10-K”)

Filed March 14, 2012

File No. 0-54684

Dear Ms. Barros:

This letter responds to the comments of the staff of the Securities and Exchange Commission (the “Commission”) contained in the staff’s letter dated December 21, 2012 (the “Comment Letter”) with respect to the staff’s review of the above-referenced filing. For your convenience, we have repeated the numbered comments from the Comment Letter in italicized print, and the Company’s response is provided below the comment.

Form 10-K for the fiscal year ended December 31, 2011

Item 1. Business, page 2

Significant Tenants, page 4

1. We note that two of your tenants each individually comprise greater than 20% of total assets as of December 31, 2011, as well as 30% of your total revenues for the fiscal year ended December 31, 2011. Given the long-term nature of such leases for such properties 100% leased to single tenants, please tell us how you determined it was not necessary to provide audited financial information for such significant tenants.

Response: The properties representing greater than 20% of the Company’s total assets as of December 31, 2011 (referred to as Heritage Commons III and Heritage Commons IV) (collectively, the “Heritage Properties”) are not triple-net leased properties whereby the tenant is responsible for substantially all of the costs of ownership of the property. For each of these leases, although the tenant reimburses the Company for (i) all of its utility expenses and (ii) other operating expenses incurred over a certain level, the Company is obligated for the payment of all expenses of the properties and is not entitled to reimbursement from the tenants for a significant portion of the other operating expenses. For example, in 2011, the Company incurred approximately $336,000 in utility expenses and $632,000 in property management and other operating expenses relating to the Heritage Properties. Of these amounts, the tenants were responsible for all of their utility expenses and approximately $111,000 of the $632,000 of other property operating expenses, or 18% of such expenses. For the nine months ended

Global Income Trust is sponsored by CNL Financial Group, LLC (CNL), and is advised by an affiliate of CNL.

U.S. Securities and Exchange Commission

Division of Corporation Finance

January 22, 2013

September 30, 2012, the tenants were responsible for reimbursing less than 20% of the property management and other property operating expenses incurred relating to the Heritage Properties. In addition, the Company is also responsible for capital or structural improvements to each property.

Since April 2010, the Company has been offering securities under a continuous, best efforts offering of up to $1.5 billion in shares, the net proceeds of which are invested in income producing properties. The Company commenced operations in October 2010 and acquired its initial property in June 2011. As of December 31, 2011, the Company had raised approximately $28.5 million from its offering and based on the historical experience of the Company’s sponsor in raising capital, it expected to raise sufficient proceeds in the following 12-month period whereby the rental income relating to the Heritage Properties would be less significant.

The Heritage Properties are office buildings that are not unique in nature for the specific tenants. They are state of the art, Class A office buildings with an exceptional location in Fort Worth’s world-class, master planned AllianceTexas development and prominent location. The current leases were already in place at the time of the Company’s acquisition and each such property had an existing operating history. The Heritage Properties were not previously seller-occupied properties. The in-place leases had remaining terms of approximately seven years at the time of acquisition which the Company did not consider long-term in nature for this property type.

Based on the fact that the Heritage Properties were not leased subject to a triple-net lease, whereby the majority of the risks of ownership are transferred to the tenant, as well as the other factors noted above, the Company determined that audited financial statements of the tenant were not required. The Company disclosed in its Form 10-K the names of the tenants of the Heritage Properties, the percentage of the Company’s total assets they lease and the percentage of total revenues related to these leases. In addition, the Company expected the percentage of assets leased and revenues contributed by these tenants to become less significant as it raised additional funds and acquired additional properties.

Furthermore, because the Company believed the property information was more relevant and due to the other factors noted above, in connection with the Company’s acquisition of the Heritage Properties, it filed property level audited financial statements in accordance with Rule 3-14 of Regulation S-X on Form 8-K for Heritage Commons III and Heritage Commons IV on September 7, 2011 and December 13, 2011, respectively.

Item 1A. Risk Factors

Company Related Risks

We may pay distributions from sources other than cash flow…, page 11

2. Please revise this risk factor subcaption and narrative in future Exchange Act periodic reports to affirmatively disclose the percentage of your total distributions (including amounts reinvested through the distribution reinvestment plan) that have been funded from sources other than GAAP cash flows from operations and describe the related dilution risk.

U.S. Securities and Exchange Commission

Division of Corporation Finance

January 22, 2013

Response: As requested by the staff, the Company will affirmatively disclose the percentage of total distributions (including amounts reinvested through the distribution reinvestment plan) that have been funded from sources other than GAAP cash flows from operations and describe the related dilution risk in future Exchange Act periodic reports.

Item 2. Properties, page 37

3. We note that your “Effective Monthly Rent per Square Foot” disclosure excludes tenant reimbursement and straight-line rent adjustments. In future Exchange Act periodic reports, for purposes of this table please present your effective annual rent including the impact of rent abatements, concessions or rent credits. Alternatively, please disclose that using effective rent instead of the figure currently presented would not materially impact the figure.

Response: The “Effective Monthly Rent per Square Foot” disclosure presented in the Company’s Form 10-K includes the impact of rent abatements, concessions or rent credits. As requested by the staff, the Company will include a statement in future Exchange Act filings to clarify that the amounts presented include the impact of rent abatements, concessions or rent credits or, alternatively, that including such amounts would not materially impact the figures presented.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Fiscal year ended December 31, 2011 as compared to the period from October 8, 2010 (date we commenced operations) through December 31, 2010, page 52

4. General and Administrative Expenses (page 53). In future Exchange Act periodic reports please explain the reasons for material changes from year to year in one or more line items. For example, describe the reasons for the increase in general and administrative expenses during the referenced period. Clarify whether this amount reflects an increase in reimbursable expenses under your new advisory agreement. If so, please also explain to us why you believe that the new advisory agreement does not reflect an “economic” change to you, per your disclosure on page 5 in the business section.

Response: The increase in general and administrative expenses for the year ended December 31 2011, as compared to the period October 8, 2010, was primarily attributable to increased costs as a result of the growth of our portfolio as described in the third paragraph of Results of Operations. Specifically, the Company incurred increased personnel expenses reimbursable to the advisor due to the increased accounting, legal and administrative activity as a result of the growth of the portfolio and related reporting. The changes made to the new advisory agreement did not result in increased expenses to the Company.

U.S. Securities and Exchange Commission

Division of Corporation Finance

January 22, 2013

As requested by the staff, the Company will explain the reasons for material changes from year to year in one or more line items in future Exchange Act periodic reports, as applicable.

Form 10-Q for the period ended September 30, 2012

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

Liquidity and Capital Resources, page 23

5. Given your non-compliance with the minimum net equity raise requirement as of September 30, 2012, please disclose in future periodic reports your actual results to covenants compared to the requirements as of the end of the reporting period for any financial covenant which may materially impact your operations or financing.

Response: As disclosed in the Company’s Form 10-Q, for the quarter ended September 30, 2012, the Company did not meet the minimum net equity raise requirement under the terms of its credit facility (the “Credit Facility”). For the quarter ended September 30, 2012, the Company’s net equity raise (as defined in the Credit Facility) totaled $4.8 million, as compared to the covenant requirement of $6.0 million. The Company made the lender aware of the fact it did not expect to meet the net equity requirement prior to the end of the quarter and received a verbal waiver of the requirement. On October 3, 2013, the Company received a formal waiver of the requirement in writing from the lender, as disclosed in the Company’s 10-Q. The Company did not consider non-compliance and the applicable waiver of this covenant to have a material impact to its operations or financing primarily due to the fact that the amount outstanding on the loan at September 30, 2012 was $820,000, representing only 1.0% of the Company’s total assets and 1.7% of the Company’s total liabilities. The Company has subsequently repaid the outstanding balance of the Credit Facility, which was scheduled to mature in March 2013.

As requested by the staff, the Company will disclose in future periodic reports its actual results to covenants compared to the requirements as of the end of the reporting period for any financial covenant which may materially impact its operations or financing.

Uses of Liquidity and Capital Resources

Distributions, page 25

6. Refer to your table disclosure. In future Exchange Act periodic reports, modify your disclosure to disclose the funding sources for total cash distributions, including amounts reinvested through the distribution reinvestment plan. We note your statement in footnote 2 that distributions were funded “partially” by offering proceeds. Since your GAAP cash flow from operations was negative, it appears that distributions were funding solely from other sources.

U.S. Securities and Exchange Commission

Division of Corporation Finance

January 22, 2013

Response: As disclosed in the distribution table on page 25, GAAP cash flow from operating activities was negative for the quarter ended March 31, 2012 and prior periods, but totaled $142,943 and $142,035 for the quarters ended June 30, 2012 and September 30, 2012, respectively, representing approximately 29% and 24%, respectively, of the cash distributions paid for such periods. The remaining amounts of distributions paid for such periods were funded using offering proceeds; therefore, the Company considered distributions for these periods to be partially funded by offering proceeds.

As requested by the staff, the Company will disclose the funding sources for total cash distributions, including amounts reinvested through the distribution reinvestment plan in future Exchange Act periodic reports.

7. In future Exchange Act periodic reports, please also provide a discussion of earnings (net income or NAREIT FFO) for the period reported in the distributions section. Please also remove any discussion of MFFO as a distribution coverage measure.

Response: As requested by the staff, the Company will provide a discussion of earnings (net income or NAREIT FFO) for the period reported in the distribution section in future Exchange Act periodic reports. In addition, the Company will remove the discussion of MFFO as a distribution coverage measure in future Exchange Act periodic reports.

Redemptions, page 26

8. In future Exchange Act periodic reports, please expand to disclose the number of redemption requests received and the number of unfulfilled requests. Also, please discuss the sources of funds used to fund redemptions made.

Response: As requested by the staff, the Company will expand its disclosure in future Exchange Act periodic reports to include the number of redemption requests received and the number of unfulfilled requests, as well as, the sources of funds used to fund redemptions made.

As requested by the staff, the Company provides the following representations in connection with responding to the Comment Letter: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or would like to discuss any of the Company’s responses, please do not hesitate to contact the undersigned at (407) 650-1130.

Sincerely,

/s/ Steven D. Shackelford
Steven D. Shackelford
Chief Financial Officer